POWER OF ATTORNEY

BE IT KNOWN, that Mark S. Hale, Senior Vice President, Technology Operations & Chief Technology Officer of Scripps Networks Interactive, Inc., does hereby make and appoint Anatolio B. Cruz III, Executive Vice President, Chief Legal Officer & Corporate Secretary of Scripps Networks Interactive, Inc., as his true and lawful attorney for him and in his name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under
Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 8th day of May, 2008.

/s/ Mark S. Hale